

June 16, 2010

Mr. David Brown
Chairman and Chief Executive Officer
National Dentex Corporation
2 Vision Drive
Natick, MA 01760

> **Re:** **National Dentex Corporation**
> **Amendment to Proxy Statement on Schedule 14A**
> **Filed June 4, 2010**
> **File No. 000-23092**
> **Form 10-K for Fiscal Year-Ended**
> **December 31, 2009**
> **Filed March 12, 2010**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A, filed June 4, 2010

General

1. On slide 15 of the April 2, 2010 Signal Hill presentation a 2010 Budget is presented which does not appear to reconcile to the projected figures for 2010 on page 40. Please advise.

<u>Opinion of Signal Hill, page 31</u>

2. We note the disclosure added in response to prior comment 19. However, it was unclear why this level of detail was not provided for the selected transactions analysis on page 36, please advise.

3. We note your response to prior comment 21 and your statement on page 36 that "Signal Hill focused its comparable companies analysis on comparable CY 2010 EBITDA multiples." Given your tabular presentation on the preceding page, it was unclear why this multiple was chosen instead of the Enterprise Value/Revenue or Price/EPS multiples, please revise to address. Similar disclosure should be provided under your Selected Transactions Analysis.

4. We note in the Selected Transaction Analysis section your low multiple of 5.2x in your analysis to determine an implied reference enterprise value range of National Dentex of $99.2 million to $142.7 million. It appears that the low EBITDA multiple should be 5.7x as noted in the table. Please revise or advise.

<u>Certain Company Forecasts, page 39</u>

5. We note your response to prior comment 25 and partially reissue. Please revise to indicate the date on which the forecasts presented herein were finalized.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356.

                                    Sincerely,

                                    John Reynolds
                                    Assistant Director

Cc: Thomas Brennan
Fax: (617) 722.4970